UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
Dated: January 4, 2021
Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NAVIOS MARITIME PARTNERS L.P.
FORM 6-K
TABLE OF CONTENTS

Page

Entry into Merger Agreement	2
Press Release	3
Important Information	3

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Partners L.P. Registration Statement on Form F-3, File No. 333-237934.
Entry into Merger Agreement

On December 31, 2020, Navios Maritime Partners L.P. (“NMM”) and its direct wholly-owned subsidiary NMM Merger Sub LLC (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Navios Maritime Containers L.P. (“NMCI”) and Navios Maritime Containers GP LLC, NMCI’s general partner. Pursuant to the Merger Agreement, Merger Sub will be merged with and into NMCI, with NMCI being the surviving entity (the “Merger”). Upon consummation of the Merger, NMCI will become wholly owned by NMM. The Merger Agreement was negotiated and unanimously approved by the conflicts committee of the board of directors of NMCI.

Under the terms of the Merger Agreement, upon consummation of the Merger, each outstanding common unit of NMCI that is held by a unitholder other than NMM, NMCI and their respective subsidiaries (such units, the “NMCI Public Units”) will be converted into the right to receive 0.3900 of a common unit of NMM.

NMM expects to file with the Securities and Exchange Commission (“SEC“) a registration statement on Form F-4, which will include a proxy statement/prospectus describing the Merger and NMM’s common units to be issued in the Merger. After the registration statement is declared effective by the SEC, the proxy statement/prospectus will be mailed to holders of NMCI Public Units.

The closing of the Merger is conditioned upon, among other things:

●
the approval of the Merger Agreement and the Merger by at least a majority of the Outstanding (as defined in the NMCI limited partnership agreement) common units of NMCI at a special meeting of NMCI unitholders (the “Unitholder Meeting”, and such approval, the “Unitholder Approval”);

●	the registration statement on Form F-4 referred to above having been declared effective by the SEC;

●	the absence of legal injunctions or impediments prohibiting the transactions contemplated by the Merger Agreement; and

●	the approval of the listing on the New York Stock Exchange, subject to official notice of issuance, of the common units of NMM to be issued in the Merger.

Under the terms of the Merger Agreement, NMM, which beneficially owns approximately 11,592,276 common units of NMCI, has agreed to vote those common units in favor of the Merger and the Merger Agreement at the Unitholder Meeting. NMM expects Navios Maritime Holdings Inc. to also vote the 1,263,276 common units of NMCI held by Navios Maritime Holdings Inc. in favor of the Merger and the Merger Agreement at the Unitholder Meeting.

The Merger Agreement also contains (i) customary representations and warranties of NMM and NMCI and (ii) covenants of NMM and NMCI with respect to, among other things, certain actions taken (or not to be taken) prior to the closing of the Merger. In addition, NMCI has agreed to customary restrictions on its ability to solicit alternative acquisition proposals from third parties and engage in discussions or negotiations with third parties regarding acquisition proposals, subject to certain exceptions. The NMCI board of directors (acting upon the recommendation of the NMCI conflicts committee) may change its recommendation with respect to the Merger in certain circumstances described in the Merger Agreement.

The Merger Agreement contains provisions granting both NMM and NMCI the right to terminate the Merger Agreement for certain reasons, including, among others, if (i) the closing has not occurred by August 31, 2021 (the “Outside Date”), (ii) any governmental authority has issued an order, decree or ruling, or taken any other action (including the enactment of any statute, rule regulation, decree or executive order) enjoining or prohibiting the Merger, (iii) the NMCI Unitholder Approval is not obtained or (iv) under certain conditions, there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the Merger Agreement by a party to the Merger Agreement that is not cured by the Outside Date.

NMCI will be required to pay NMM a termination fee in the amount of $3,705,000 in connection with the termination of the Merger Agreement under specified circumstances, including, among others, termination by (i) NMCI to accept and enter into an agreement with respect to a superior proposal or (ii) NMM because the NMCI conflicts committee has changed its recommendation with respect to the Merger. The Merger Agreement further provides that upon termination of the Merger Agreement in connection with a material breach by NMM or NMCI (as applicable), the other party will be entitled to reimbursement of its expenses not to exceed $1,000,000, and if the NMCI Unitholder Meeting is held and the NMCI Unitholder Approval is not obtained, NMM will be entitled to reimbursement of its expenses not to exceed $1,000,000.

The foregoing description of the Merger Agreement and the transactions contemplated thereby, including the Merger, does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 99.1 and the terms of which are incorporated herein by reference.

The Merger Agreement is incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about NMM, NMCI, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of NMM, NMCI, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by NMM and NMCI. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Merger that will be contained in, or incorporated by reference into, the registration statement that NMM will file in connection with the Merger, as well as in the other filings that each of NMM and NMCI make with the SEC.
2

Press Release

On January 4, 2021, NMM and NMCI issued a joint press release, announcing the entry into the Merger Agreement. A copy of this press release is furnished and attached hereto as Exhibit 99.2 and is incorporated herein by reference.
Important Information

In connection with the proposed Merger, NMM will file a registration statement and a related proxy/prospectus with the SEC. Investors are urged to read the registration statement and the related proxy statement/prospectus (including all amendments and supplements) because they will contain important information regarding the NMM common units and the Merger. Investors may obtain free copies of the registration statement and the related proxy/prospectus when they become available, as well as other filings containing information about NMM and NMCI, without charge, at the SEC’s Web site (www.sec.gov).

This communication may contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “intend,” “will,” “should,” and similar expressions, as they relate to NMM and NMCI and their respective subsidiaries are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Neither NMM nor NMCI assume any obligation to update any forward-looking statement as a result of new information or future events or developments, except as required by law.

3

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: January 4, 2021

EXHIBIT INDEX

Exhibit	Description
99.1	Agreement and Plan of Merger, dated December 31 2020, by and among Navios Maritime Partners L.P., NMM Merger Sub LLC, Navios Maritime Containers LP and Navios Maritime Containers GP LLC
99.2	Press Release, dated January 4, 2021, titled “Navios Maritime Partners L.P. and Navios Maritime Containers L.P. Announced Definitive Merger Agreement”